    February 19, 2004

Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C.  20549

Attn:  Wilson Butler

Re:  Authorization to Sign Rule 16 Forms

Dear Mr. Butler:

 I am a Vice President of General Electric Company ("GE") and, until further written notice, I hereby individually authorize Michael R. McAlevey (GE's Chief Corporate & Securities Counsel), Tom J. Kim (GE's Corporate and Securities Counsel), Anita Kagna (GE's Associate Securities Counsel), and Eliza W. Fraser (GE's Associate Corporate Counsel) to sign on my behalf the attached Form 3 and any Form 4 or Form 5 or related form that I have filed or may file hereafter in connection with my direct or indirect beneficial ownership of General Electric Company securities, and to take any other action of any type whatsoever in connection with the foregoing which in his or her opinion may be of benefit to, in the best interest of, or legally required by me.

  Very truly yours,

  s/Shane Fitzsimons

  Shane Fitzsimons

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